Exhibit 99.3

DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	CONTACT
	INVESTOR RELATIONS	MEDIA RELATIONS
	KEDAR UPADHYE kedaru@drreddys.com (Ph: +91-40-66834297)	CALVIN PRINTER calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy’s Laboratories signs commercialization deal with Hatchtech

Hyderabad, India, September 14, 2015

For immediate release

Dr. Reddy’s Laboratories (NYSE: RDY) today announced the signing of a commercialization deal with Hatchtech, an Australian pharmaceutical company developing an innovative prescription head lice product, Xeglyze™ Lotion. The exclusive rights for this product are applicable for the territories of the United States, Canada, India, Russia and the CIS, Australia, New Zealand and Venezuela.

Additionally, Hatchtech announced it will be filing its New Drug Application for Xeglyze™ with the US Food and Drug Administration (FDA) today. If approved, the product will be marketed in the United States by Promius Pharma, a wholly-owned specialty company of Dr. Reddy’s Laboratories.

As part of the agreement Dr. Reddy’s will pay Hatchtech an upfront amount of US $10MM, up to US$ 50 million based on pre commercialization milestones and an undisclosed amount based on post commercialization milestones, linked to achievement of annual net sales targets.

In September 2014, Hatchtech announced positive results from its two pivotal Phase 3 clinical studies evaluating Xeglyze™ Lotion as a potential treatment for head lice infestation. The studies involved 704 people, across 14 clinical trial sites in the US and resulted in an 81.5% success rate, following the observation period of 14 days after a single 10 minute application. Xeglyze™ Lotion, a topical formulation containing abametapir, an inhibitor of metalloproteases, has demonstrated both ovicidal and lousicidal activity and offers the potential for a more effective treatment using only a single application. The active drug substance was developed in collaboration with Dr. Reddy’s Custom Pharmaceutical Services (CPS) business unit.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. is an integrated pharmaceutical company, committed to accelerating access to affordable and innovative medicines, because it believes Good Health Can’t Wait. Through its three businesses—Pharmaceutical Services & Active Ingredients , Global Generics and Proprietary Products – the company offers a portfolio of products and services that include active pharmaceutical ingredients, (APIs), custom pharmaceutical services, generics, biosimilars and differentiated formulations. With operations in 26 countries across the globe, the major therapeutic areas of Dr. Reddy’s are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation , including related integration issues.

The company assumes no obligation to update any information contained herein.

About Hatchtech

Hatchtech Pty Ltd is an Australian specialty pharmaceutical product company developing technology for the control of invertebrate pests. The Company’s lead product is Xeglyze™ Lotion, a novel, next generation head lice product in development that aims to overcome the frustrating, costly and inconvenient cycles of retreatment for head lice infestation currently experienced by children and their parents. The Company’s investors include OneVentures Innovation Fund, University of Melbourne Endowment Trust, Queensland Biotechnology Fund, GBS Venture Partners, Uniseed, and Australian Super.

About Xeglyze™ Lotion

Despite its prevalence and high cost to the community, there have been few major advances in controlling head lice infestation in recent years. Most pediculicide products have little ovicidal activity and require two treatments (approximately 7 to 10 days apart), with the second application required to treat those lice that have hatched from eggs that survived the first treatment and were not physically removed by nit combing. Non-compliance with this regimen and the difficulty in choosing the optimal time for the second application, are major drawbacks in using these products. Hatchtech’s Xeglyze™ Lotion, a topical formulation containing abametapir; an inhibitor of metalloproteases, has demonstrated both ovicidal and lousicidal activity and offers the potential for a more effective treatment using only a single application.